EXHIBIT H
                                                        SEC File No. 70-7607


                    CAPITALIZATION AND CAPITALIZATION RATIOS
                    ----------------------------------------

                                 (IN THOUSANDS)





     The actual and pro forma capitalization of GPU, Inc, and Subsidiary Companies at March 31, 1999 is as follows:



                                    Actual            Pro Forma (3)
                              ----------------     -----------------
                                 Amount     %        Amount      %
                              ---------   ----     ---------  -----
Long-term debt(1)            $4 765 164   52.7    $4 765 164   52.7
Notes payable                   232 378    2.6       232 378    2.6
Preferred stock (2)             126 741    1.4       126 741    1.4
Subsidiary-obligated
 mandatorily redeemable
 preferred securities           330 000    3.6       330 000    3.6
Common equity                 3 602 116   39.7     3 602 116   39.7
                              ---------  -----     ---------  -----
                             $9 056 399  100.0    $9 056 399  100.0
                              =========  =====     =========  =====





(1) Includes securities due within one year of $431,796.
(2) Includes securities due within one year of $2,500.
(3) The pro forma capitalization excludes approximately $1,034,119 of GPU's proportionate share of non-recourse debt used to finance the acquisition of exempt wholesale generators and foreign utility companies, as defined under the Public Utility Holding Company Act of 1935, which debt is not consolidated for financial reporting purposes. After giving effect to the non-recourse debt, the pro forma percentages would be as follows: Long-term debt 57.5%; Notes payable 2.3%; Preferred stock 1.2%; Subsidiary-obligated mandatorily redeemable preferred securities 3.3%; and Common equity 35.7%.